02060148

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Burberry Group plc

*CURRENT ADDRESS 18-22 Haymarket
London SW1Y 4DQ

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

FILE NO. 82- 34691 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 11/22/02

Full Text Announcement

02 NOV 21 AM 10:41

Company	Burberry Group PLC
TIDM	BRBY
Headline	Trading Statement
Released	07:01 14 Oct 2002
Number	PRNUK-1310

Burberry Group plc

First Half Trading Update

October 14, 2002. Burberry Group plc reports on trading for its first half ended 30 September 2002.

Highlights

* Total revenues increased by 15%

* Retail sales up 17% on an underlying* basis, driven by existing and new store performance

* Wholesale sales increased 8% (4% on an underlying basis reflecting earlier shipments of autumn product)

* Orders received to date indicate single digit growth for the Spring/Summer 2002/03 wholesale order book

* Licensing revenue up 14% driven by strong volume growth in Japan

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the 'Asia acquisitions').

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, 'Burberry's performance in the first half was on track, driven by growth in key product categories, targeted geographies and distribution channels. These results were particularly notable given the trading conditions. Moving into the second half, we remain confident in our strategies while mindful of the difficult and uncertain environment.'

Total revenues

Total revenues in the period increased by 15% (17% at constant exchange rates), or 9% on an underlying* basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions) compared to the six months ended September 2001.

Retail

On an underlying basis, retail sales in the first half increased by 17%, driven by sales gains at existing stores and by recent contributions from newly opened stores. Total retail sales increased 32%, boosted by the contribution from stores and concessions added as part of the Asia acquisitions. During the period, Burberry experienced continued strength in the US market. The Company opened five stores, including a flagship store in Barcelona, three Burberry stores, in Heathrow Airport, Hong Kong and Coral Gables (Florida), as well as one outlet store in the period.

During the second half of 2002/03, the Company plans to open eight new and

replacement stores, including flagship stores in New York and London (Knightsbridge), three Burberry stores and three outlet stores. Burberry recently announced plans for a store in Milan, its first store in Italy, which is scheduled to open in late 2003.

Wholesale

Total wholesale sales increased by 8% during the period. Consistent with previous announcements, Burberry's 2002/03 Autumn/Winter wholesale order book was largely unchanged from the prior year. On an underlying basis, wholesale sales increased by 4% reflecting earlier deliveries of autumn product relative to last year.

On the basis of orders received to date, Burberry anticipates that its aggregate Spring/Summer 2002/03 wholesale order book will show single digit growth over the prior year. The majority of Spring/Summer merchandise shipments are concentrated in the fourth quarter of each financial year.

Licensing

Total licensing revenues in the first half increased by 14% (21% at constant exchange rates), driven by strong growth in Japanese royalties, reflecting double-digit volume gains and increases in certain royalty rates. Burberry anticipates a reduced rate of volume growth in Japan over the balance of the financial year. Licensing revenues will also continue to be affected by depreciation of the Yen/Sterling exchange rate and the termination and absorption into wholesale operations of certain product licenses, in line with our strategy.

Burberry will announce its interim results on November 19, 2002 and provide a trading update on third quarter sales on January 13, 2003.

Enquiries:

Burberry

Mike Metcalf	COO and CFO	020 7968 0465
Matt McEvoy	Strategy and IR	020 7968 0465

Brunswick

Susan Gilchrist		020 7404 5959
Charlotte Elston		020 7404 5959

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the 'Asia acquisitions').

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	1st Quarter Trading Update
Released	07:01 24 Jul 2002
Number	0308Z

24th July 2002

Burberry Group plc

First Quarter Trading Update

% change in sales year on year for the three months to 30 June 2002

	%
Total	12
Total at constant exchange rates	13

Burberry Group plc ("Burberry"), which listed on the London Stock Exchange on 18 July 2002, intends to issue trading updates on a quarterly basis. Today the Company issues an update on trading for the three months to 30 June 2002.

Total sales at Burberry in the first quarter increased by 12% and by 5% on an underlying basis (at constant exchange rates and excluding the impact of the Asia acquisition in January 2002).

Total Retail sales increased by 20% with double digit growth achieved on an underlying basis, reflecting the benefit of new store openings and sales growth at existing stores.

As previously announced, Burberry anticipates that its Wholesale sales for the Autumn/Winter 2002 season, the large majority of which are scheduled to be shipped in the second quarter, will be broadly unchanged compared to the prior year. In the first quarter, wholesale sales were up by 4% but were slightly down on an underlying basis due to the timing of shipments between quarters.

Total licence revenue increased by 13%, reflecting continued strong growth in Japanese royalties. Over the balance of the year, licence revenue will be increasingly impacted by last year's depreciation of the Yen/Sterling exchange rate as well as by the termination or absorption into Wholesale operations of certain product licences.

Enquiries:

Mike Metcalf, COO and CFO 020 7968 0000
Matt McEvoy, IR 020 7968 0481

James Murgatroyd, Finsbury 020 7251 3801

END

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02 NOV 21 AM 10:41

Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:30 18 Oct 2002
Number	6991C

Burberry Group plc

18 October 2002

Disclosure of Cessation of Notifiable Interest in Share Capital

The Company wishes to announce that it received notification on 18 October 2002, pursuant to section 198 of the Companies Act 1985, that the following entities no longer have a notifiable interest in the ordinary share capital of Burberry Group plc as at 17 October 2002:

Beneficial owner's name: Government of Singapore

Holdings: 9,533,619 shares (1.91%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMC)

Holdings: 279,300 shares (0.06%)

Registered holder's name: Nortrust Nominees Limited (A/C No. EM173)

Beneficial owner's name: Monetary Authority of Singapore

Holdings: 557,324 shares (0.11%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMB)

Holdings: 1,657,762 shares (0.33%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMH)

Holdings: 2,568,020 shares (0.51%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMJ)

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	15:29 26 Sep 2002
Number	7118B

Burberry Group plc

26 September 2002

Disclosure of Interest in Share Capital

The Company wishes to announce that it received notification on 25 September 2002, pursuant to section 198 of the Companies Act 1985, that the following entities have an interest in the ordinary share capital of Burberry Group plc as at 24 September 2002:

Holdings: 1,208,416 shares (0.24%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMB)

Holdings: 12,771,102 shares (2.55%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMC)

Holdings: 279,300 shares (0.06%)

Registered holder's name: Nortrust Nominees Limited (A/C No. EM173)

Beneficial owner's name: Monetary Authority of Singapore

Holdings: 2,530,581 shares (0.51%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMH)

Holdings: 3,199,085 shares (0.64%)

Registered holder's name: The Securities Management Trust Limited (A/C No. SMJ)

In addition, the Company wishes to announce that the following notification was issued on 31 July 2002, pursuant to section 198 of the Companies Act 1985, that the following entities had an interest in the ordinary share capital of Burberry Group plc as at 30 July 2002:

Beneficial owner's name: Board of Commissioners of Currency, Singapore

Holdings: 1,313,911 shares (0.26%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMB)

Beneficial owner's name: Government of Singapore

Holdings: 13,593,285 shares (2.72%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMC)

Holdings: 279,300 shares (0.06%)

Registered holder's name: Nortrust Nominees Limited (A/C No. EM173)

Beneficial owner's name: Monetary Authority of Singapore

Holdings: 2,711,686 shares (0.54%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMH)

Holdings: 2,950,167 shares (0.59%)

Registered holder's name: The Bank of New York Nominees Limited (A/C No. ACCJ)

END

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Company	Burberry Group Plc
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:20 15 Jul 2002
Number	6557Y

Burberry Group plc

15 July 2002

Disclosure of Interest in Share Capital

The Company received notification, on 15 July 2002, pursuant to section 198 of the Companies Act 1985, that the following entities have an interest in the ordinary share capital of Burberry Group plc as at 12 July 2002:

Beneficial owner's name: Board of Commissioners of Currency, Singapore

Holdings: 1,081,614 shares (0.22%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMB)

Beneficial owner's name: Government of Singapore

Holdings: 10,397,681 shares (2.08%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMC)

Beneficial owner's name: Monetary Authority of Singapore

Holdings: 1,916,425 shares (0.38%)

Registered holder's name: The Securities Management Trust Ltd (A/C No. SMH)

Holdings: 2,604,280 shares (0.52%)

Registered holder's name: The Bank of New York Nominees Limited (A/C No. ACCJ)

End

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Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	12:30 16 Aug 2002
Number	0765A

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Burberry Group plc

2. Name of director

Michael Metcalf

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Michael Metcalf

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

20,000

8. Percentage of issued class

0.004%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 0.05p each

12. Price per share

171.5p

13. Date of transaction

14.08.02

14. Date company informed

15.08.02

15. Total holding following this notification

602,608 Ordinary Shares (which includes 291,304 ordinary shares held in each of the IPO Option Scheme and the Restricted Share Plan)

16. Total percentage holding of issued class following this notification

0.1205%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Michael Mahony - 020 7968 0307

25. Name and signature of authorised company official responsible for making this notification

Michael Mahony

Date of Notification

16.08.02

END

02 NOV 21 AM 10:41

Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	16:59 14 Aug 2002
Number	9898Z

GUS plc yesterday announced the increase in the share interests of its directors following a purchase of 1,500,000 ordinary shares of 25p each in GUS plc at a price of £4.96513 per share by Towers Perrin Eagle Star Share Plan Services (Guernsey) Limited as trustee of the GUS plc ESOP Trust No.3.

As a result of this purchase, Burberry Group plc wishes to announce, pursuant to s329 Companies Act 1985, the change in the interests of two of its directors namely John Peace and David Tyler, in the shares of GUS plc, which owns approximately 77% of the ordinary shares in Burberry Group plc.

John Peace and David Tyler are also directors of GUS plc.

Burberry Group plc was notified on 13 August 2002 by GUS plc of the purchase, which was made on 12 August 2002.

END

Full Text Announcement

Company	Burberry Group Plc
TIDM	BRBY
Headline	Director Shareholding
Released	14:42 15 Jul 2002
Number	6347Y

Issued by Merrill Lynch International

DEALINGS BY DIRECTORS

1) Name of Company **Burberry Group plc**	
2) Name of Director **Mr John Peace**	
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2) above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **In name of Director named in box 2**	
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **Mr John Peace**	
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s). **N/A**	
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction. **Purchase of shares**	
7) Number of shares/amount of stock acquired **16,000**	

8) Percentage of issued class

0.0032%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 0.05p each

12) Price per share

227.75p

13) Date of transaction

Monday July 15, 2002

14) Date Company informed

Monday July 15, 2002

15) Total holding following this notification

16,000

16) Total percentage holding of this class following this notification

0.0032%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at the time of the grant) or indication that price is to be fixed at the time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Mr Michael Mahony 020 7968 0000

25) Name and signature of authorised company official responsible for making this notification

Date of notification: July 15, 2002

END

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Company	Burberry Group Plc
TIDM	BRBY
Headline	Director Shareholding
Released	14:51 15 Jul 2002
Number	6354Y

02 NOV 21 AM 10:41

Issued by Merrill Lynch International

DEALINGS BY DIRECTORS

1) Name of Company **Burberry Group plc**	
2) Name of Director **Mr David Tyler**	
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2) above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **In name of Director named in box 2**	
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **Mr David Tyler**	
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s). **N/A**	
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction. **Purchase of shares**	
7) Number of shares/amount of stock acquired **16,000**	

8) Percentage of issued class 0.0032%	
9) Number of shares/amount of stock disposed N/A	
10) Percentage of issued class N/A	
11) Class of security Ordinary Shares of 0.05p each	
12) Price per share 227.75p	
13) Date of transaction Monday July 15, 2002	
14) Date Company informed Monday July 15, 2002	
15) Total holding following this notification 16,000	
16) Total percentage holding of this class following this notification 0.0032%	

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at the time of the grant) or indication that price is to be fixed at the time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Mr Michael Mahony 020 7968 0000

25) Name and signature of authorised company official responsible for making this notification

Date of notification: July 15, 2002

END

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Company	Burberry Group Plc
TIDM	BRBY
Headline	Doc re. Listing Particulars
Released	10:21 15 Jul 2002
Number	6105Y

Burberry Group plc

15 July 2002

Document Re: Listing Particulars

Global Offer of 112,359,600 New Ordinary Shares of 0.05p each at a price of 230 pence per share and admission to the Official List and to trading on the London Stock Exchange.

Two copies of the above listing particulars have today been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 6HS

Telephone: +44 (0) 20 7676 1000

END

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Company	Burberry Group Plc
TIDM	BRBY
Headline	Stabilisation Notice
Released	08:00 12 Jul 2002
Number	5318Y

12 July 2002

Stabilisation Notice

Burberry Group plc (the "Company")

Global Offer of 112,359,600 new ordinary shares by the Company of 0.05 pence each and over-allotment option of 16,853,940 shares

In accordance with core dealing rule 2.13, Merrill Lynch International notifies you that it is the stabilising manager in the UK and may conduct stabilisation activities in connection with the above transaction. We confirm the following:

1. The securities to be stabilised are the Ordinary Shares; ISIN number: GB0031743007 ; no other associated securities are subject to stabilisation;

2. The stabilising manager is Merrill Lynch International (contact: John Millar/Mark Gwynne - Telephone: 020 7995 3700);

3. Stabilisation period commences at 8.00 am on 12 July 2002 and ends 9 August 2002 inclusive (30 days after the pricing date);

4. Stabilisation may occur on the London Stock Exchange;

5. The issue price of the Ordinary Shares is 230 pence per Share as announced at 5:08 pm on 11 July 2002.

Mark Gwynne

for and on behalf of

Merrill Lynch International

Stabilisation/FSA

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Company	GUS PLC
TIDM	GUS
Headline	Burberry IPO Price
Released	17:12 11 Jul 2002
Number	5280Y

Not for distribution in the United States, Canada, Australia or Japan

11 July 2002

BURBERRY GROUP PLC

ANNOUNCEMENT OF OFFER PRICE OF 230P PER SHARE

Burberry Group plc (Burberry) today announces an offer price of 230p per share for its initial public offering. At this price, the company will have a market capitalisation of £1.15bn.

Rose Marie Bravo, Chief Executive of Burberry, commented:

"We are pleased with the response to the partial flotation of Burberry in such challenging stock market conditions.

Burberry has strong business momentum with multiple growth opportunities by product, channel and region. We look forward to creating further value for both our new and existing shareholders."

Additional information

The number of shares in issue at listing (prior to any exercise of the over-allotment option) will be 500,000,000. 112,359,600 new ordinary shares have been allocated to institutions and other individuals under the Global Offer, representing 22.5% of the issued share capital of Burberry. In addition, Burberry has granted Merrill Lynch International, as stabilisation manager, an over-allotment option for 30 days to purchase up to a further 16,853,940 new ordinary shares to meet over-allotments, if any, in connection with the Global Offer.

The shares will be listed on the London Stock Exchange under the symbol BRBY.L. Conditional dealings are expected to commence at 8am tomorrow on the London Stock Exchange. Admission to the Official List of the UK Listing Authority and commencement of unconditional dealings are expected to take place on 18 July 2002.

GUS plc (GUS), which retains a 77.5% stake in Burberry (assuming no exercise of the over-allotment option), has agreed not to dispose of any additional shares in Burberry for a period of at least 180 days following Admission of the Burberry shares to the London Stock Exchange.

The net proceeds of the offer will be used by Burberry to repay in part inter-company borrowings from GUS, leaving Burberry with a net cash balance of approximately £10m. GUS will use the proceeds from Burberry to repay short-term bank borrowings.

Enquiries

Burberry

Rose Marie Bravo	Chief Executive	0207 968 0000
Mike Metcalf	CFO and COO	
Matt McEvoy	Investor Relations	

GUS

John Peace	Group Chief Executive	0207 495 0070
Fay Dodds	IR Director	

Finsbury

James Murgatroyd		0207 251 3801
Abigail Wyatt		

Merrill Lynch

Bob Wigley	Investment Banking	0207 628 1000
Rupert Hume-Kendall	Equity Capital Markets	

Morgan Stanley

Vanessa Whyte	Global Retail and Luxury Goods Group	0207 425 5000
John Porter	Equity Capital Markets	

This announcement does not constitute or form part of an offer, or solicitation of an offer to purchase or subscribe for any GUS plc or Burberry Group plc shares. Prices and values of, and income from, shares may go down as well as up. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Stabilisation/FSA.

This announcement is not for publication, distribution or release in the United States, Canada, Australia or Japan. This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States, Canada, Australia or Japan.

Shares in Burberry Group plc have not been and will not be registered under the US Securities Act of 1933 as amended and have not and will not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities is being made in the United States.

The contents of this announcement, which has been prepared by and is the sole responsibility of Burberry Group plc, has been approved by Merrill Lynch International and Morgan Stanley & Co. International Limited solely for the purposes of section 21 of the Financial Services and Markets Act 2000. Merrill Lynch International and Morgan Stanley & Co. International Limited can be contacted as stated above.

Merrill Lynch International and Morgan Stanley & Co. International Limited are the Joint Sponsors and Merrill Lynch

International and Morgan Stanley Securities Limited are the Joint Global Co-ordinators and Joint Bookrunners for the Global Offer. Each of Merrill Lynch International, Morgan Stanley & Co. International Limited and Morgan Stanley Securities Limited are acting for Burberry Group plc and GUS plc in relation to the Global Offer and no one else and will not be responsible to anyone other than Burberry Group plc or GUS plc for providing the protections afforded to their respective clients, nor for providing any advice in relation to the Global Offer, the contents of this document or any transaction or arrangement referred to herein.

END

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